EXHIBIT 99.1
Commission File Number 001-31914
CHINA LIFE INSURANCE COMPANY LIMITED
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(the “Company”)
(Stock Code: 2628)
ANNOUNCEMENT
MEDIA REPORTS IN RELATION TO THE PROPOSED ISSUE OF SUBORDINATED TERM DEBTS
BY THE COMPANY
The board of directors (the “Board”) of China Life Insurance Company Limited (the “Company”) refers to certain recent media reports in relation to the proposed issue of subordinated term debts by the Company, which also mentioned certain details of the proposed issue.
The Board wishes to announce that the Company is currently considering the issue of subordinated term debts and the relevant details, and will submit the relevant proposal for the Board’s review and approval as soon as possible. The Company will make further announcement in accordance with the regulatory requirements on a timely basis.
Shareholders of the Company and potential investors are advised not to rely on the statements made in the newspapers and other media, and should rely on the announcements made by the Company.
By Order of the Board
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary
Hong Kong, 21 August 2011
As at the date of this announcement, the Board comprises:

Executive Directors:	Yuan Li, Wan Feng, Lin Dairen, Liu Yingqi
Non-executive Directors:	Miao Jianmin, Shi Guoqing, Zhuang Zuojin
Independent Non-executive Directors:	Ma Yongwei, Sun Changji, Bruce Douglas Moore, Anthony Francis Neoh